

December 20, 2010

Mr. Dale Schnittjer
Teledyne Technologies Inc.
1049 Camino Dos Rios
Thousand Oaks, CA 91360-2362

> **Re: Teledyne Technologies Inc.**
> **Form 10-K for the fiscal year ended January 3, 2010**
> **Filed March 2, 2010**
> **File No. 1-15295**

Dear Mr. Schnittjer:

We have reviewed your response letter dated December 8, 2010 and have the following additional comments. If you disagree, we will consider your explanation as to why our comment is inapplicable. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Form 10-K for the fiscal year ended January 3, 2010

Note 13. Business Segments, page 99

1. We have reviewed your responses in your letters dated November 1, 2010 and December 8, 2010 as well as the additional information you provided supplementally. It continues to appear to us that your operating segments exist at a lower level. Please revise your disclosure beginning with your next Form 10-K to reflect this change. To the extent that you believe some of your business units can be aggregated, please provide us with an analysis to support this view.

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As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested supplemental information. Detailed response letters greatly facilitate our review. Please file your response letter on

EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Tricia Armelin at (202) 551-3747 or me at (202) 551-3768 if you have questions regarding these comments.

Sincerely,

John Cash
Accounting Branch Chief